BLUEKNIGHT ENERGY PARTNERS, L.P.

6060 American Plaza, Suite 600

Tulsa, Oklahoma 74135

July 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: David Plattner

Special Counsel

Office of Mergers and Acquisitions

Re:	Blueknight Energy Partners, L.P.

Schedule 13E-3 filed by Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C.,

Merle, LLC, Ergon Asphalt & Emulsions, Inc. and Ergon, Inc.

Filed June 1, 2022 SEC File No. 005-83211

Blueknight Energy Partners, L.P.

Preliminary Proxy Statement on Schedule 14A

Filed June 1, 2022

File No. 001-33503

Dear Mr. Plattner:

This letter sets forth the responses of Blueknight Energy Partners, L.P. (the “Partnership”) and the other filing persons named in the above-referenced Schedule 13E-3 (the “Schedule 13E-3”) to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated June 24, 2022 (the “Comment Letter”) with respect to the Schedule 13E-3 and the proxy statement attached thereto as Exhibit (a)(1) (the “Preliminary Proxy Statement”). In response to the comments set forth in the Comment Letter, the Partnership and the other filing persons have revised the Schedule 13E-3 and the Preliminary Proxy Statement and are filing Amendment No. 1 to the Schedule 13E-3 (the “Amendment No. 1”), attaching as Exhibit (a)(1) the amended proxy statement (the “Amended Proxy Statement”).

In addition, we are providing the following responses to the Comment Letter. For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold below and provided our response below each comment. All references to page numbers and captions correspond to the Amended Proxy Statement (except for such page numbers and captions included in the Staff’s transposed comments), and all capitalized terms used but not defined herein have the meaning given to such terms in the Amended Proxy Statement.

Preliminary Proxy Statement

Summary Term Sheet

1.

We note the text in bold near the top of page 6. Please disclose why the Conflicts Committee was not delegated the authority to determine that the Merger Agreement and the transactions contemplated thereby were fair and reasonable to the Partnership Unaffiliated Preferred Unitholders.

RESPONSE: The Partnership acknowledges the Staff’s comment and has included this disclosure on pages 6, 39, 42 and 43 of the Amended Proxy Statement.

2.

Please also disclose on page 6 how the GP Board, in the absence of pertinent information from the Conflicts Committee, was able to determine that the Merger Agreement and the transactions contemplated thereby were fair and reasonable to the Partnership Unaffiliated Preferred Unitholders. Please also add such disclosure to the description in the Schedule 13E-3.

RESPONSE: The Partnership acknowledges the Staff’s comment and has included this disclosure on pages 6, 39, 42 and 43 of the Amended Proxy Statement and has added such disclosure to the Schedule 13E-3 in Amendment No. 1.

Questions and Answers About the Merger and the Special Meeting

3.

In the answer at the bottom of page 17, please clarify whether a quorum requires a majority of each of (i) the outstanding Common Units and (ii) the Preferred Units, or, alternatively, a majority of the two classes, taken together. Please make the same clarification on page 74.

RESPONSE: The Partnership acknowledges the Staff’s comment and has revised the disclosure to clarify the quorum requirement on pages 17 and 77 of the Amended Proxy Statement.

Background of the Merger

4.	On page 28, please correct the reference to “December 21, 2022.”

RESPONSE: The Partnership acknowledges the Staff’s comment and has corrected the referenced date on page 28 of the Amended Proxy Statement.

5.	On page 31, please disclose why Ergon rejected the Conflicts Committee’s request that Ergon update its Schedule 13D.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided additional disclosure on page 32 of the Amended Proxy Statement.

6.	Please disclose why the Conflicts Committee dropped its requests to require an Unaffiliated Common Unitholder Approval and that Ergon amend its Schedule 13D.

RESPONSE: The Partnership acknowledges the Staff’s comments and has provided additional disclosure on page 32 of the Amended Proxy Statement.

7.

Please disclose what consideration was given by the various parties involved in the negotiations to the letters sent by DG Capital Management, LLC to the GP Board on October 12, 2021, and November 15, 2021, as disclosed in DG Capital Management, LLC’s Schedule 13D filings.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided additional disclosure on pages 27, 28 and 29 of the Amended Proxy Statement.

Unaudited Financial Projections of the Partnership

8.	Please revise to include the full projections instead of a summary.

RESPONSE: The Partnership ackowledges the Staff’s comment and has included full projections on pages 48 through 51 of the Amended Proxy Statement.

Common Unit and Preferred Unit Ownership

9.	Please ensure that all disclosure included in this section is updated to reflect the most recent available information.

RESPONSE: The Partnership acknowledges the Staff’s comment and has provided updated disclosures based on the most recent available information on pages 100 and 101 of the Amended Proxy Statement.

General

10.	Please mark the proxy statement as preliminary. See Rule 14a-6(e)(1).

RESPONSE: The Partnership acknowledges the Staff’s comment and has marked the cover page and form of proxy as preliminary and subject to completion in the Amended Proxy Statement.

11.	Please provide a preliminary form of proxy.

RESPONSE: The Partnership acknowledges the Staff’s comment and has attached a preliminary form of proxy to the Amended Proxy Statement.

12.	Please fill in the blanks in the proxy statement.

RESPONSE: The Partnership acknowledges the Staff’s comment and has filled in the blanks throughout the Amended Proxy Statement to the extent practicable.

* * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (918) 237-4000 or to Joshua Davidson of Baker Botts L.L.P. at (713) 229-1234.

Very truly yours,

BLUEKNIGHT ENERGY PARTNERS, L.P.

By:	BLUEKNIGHT ENERGY PARTNERS G.P., L.L.C.,
its general partner

By:	/s/ Joel W. Kanvik
Joel W. Kanvik
Chief Legal Officer and Secretary

cc:	Emmitte J. Haddox, Ergon, Inc.

Alan Wall, Ergon, Inc.

J. Kevin Watson, Watson Jones PLLC

Joshua Davidson, Baker Botts L.L.P.

Doug Rayburn, Gibson, Dunn & Crutcher LLP